UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                               PVC CONTAINER CORP.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    693651101
                          -----------------------------
                                 (CUSIP number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                    505 Park Avenue, New York, New York 10022
                                 (212) 753-7200
    -----------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                December 27, 2000
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 693651101                  13D        Page 2 of 6
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================================================================================
     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Lionheart Group, Inc.
              13-3790-376
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
--------------------------------------------------------------------------------
     4.       SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7.      SOLE VOTING POWER
   SHARES                       869,505
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING    ------------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
              ------------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                869,505
              ------------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    869,505
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   12.3%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IA
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP NO. 693651101                  13D        Page 3 of 6
-------------------------------              -----------------------------------


================================================================================
     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Duncan Soukup
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
     4.       SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
--------------------------------------------------------------------------------
                  7.      SOLE VOTING POWER
 NUMBER OF                      876,505
  SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
               -----------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                876,505
               -----------------------------------------------------------------
                 10.      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    876,505
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   12.4%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 693651101                  13D        Page 4 of 6
-------------------------------              -----------------------------------

                            STATEMENT ON SCHEDULE 13D

            The following constitutes Amendment No. 6 to the Schedule 13D filed by Lionheart Group, Inc. ("Lionheart") and Duncan Soukup. The Schedule 13D, as amended, filed by Lionheart and Mr. Soukup is collectively referred to as "Schedule 13D." Except as specifically amended by this Amendment No. 6, the
Schedule 13D remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is amended in its entirety as follows:

         The aggregate purchase price of the 869,505 shares of Common Stock beneficially held by Lionheart is $4,303,534. All of the shares of Common Stock beneficially held by Lionheart were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased. The aggregate purchase price of the 7,000 shares of Common Stock beneficially held by Mr. Soukup is $34,580. All of the shares of Common Stock beneficially held by Mr. Soukup were purchased through his IRA accounts whose investments decisions are controlled by him.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Items 5(a), (b) and (c) are amended in their respective entireties as follows:

         Item 5(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,044,655 shares of Common Stock outstanding as of September 30, 2000 as reported in the Issuer's Quarterly Report for the quarter ended September 30, 2000 on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2000.

            As of the close of business on December 29, 2000, Lionheart beneficially owns 869,505 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding and Duncan Soukup beneficially owns 876,505 shares of Common Stock constituting approximately 12.4% of the shares of Common Stock outstanding.

         Item 5(b) Lionheart has sole voting and dispositive power with respect to 869,505 shares of Common Stock. Mr. Soukup has sole and dispositive power with respect to 7,000 shares of Common Stock owned by him and by virtue of being the President and sole director of Lionheart, Mr. Soukup may be deemed to have sole power to vote and dispose of an additional 869,505 shares of Common Stock.

         Item 5(c) Since the filing of Amendment No. 5 to the Schedule 13D, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:

                                              Buy or      No. of      Price
            Date          Filing Party        Sell        Shares      (US$)
            ----          ------------        ----        ------      -----

            11/28/00      Lionheart           Buy             200      4.38
            12/1/00       Lionheart           Buy           2,200      4.42
            12/13/00      Lionheart           Buy           1,000      4.50
            12/18/00      Lionheart           Buy           1,000      4.56
            12/19/00      Lionheart           Buy             500      4.44


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CUSIP NO. 693651101                  13D        Page 5 of 6
-------------------------------              -----------------------------------


            12/20/00      Lionheart           Buy           2,000      4.44
            12/21/00      Lionheart           Buy           2,500      4.38
            12/22/00      Lionheart           Buy          11,000      4.06
            12/26/00      Lionheart           Buy           3,000      3.63
            12/27/00      Lionheart           Buy          16,200      3.88
            12/28/00      Lionheart           Buy         154,705      3.69
            12/29/00      Lionheart           Buy           1,600      4.06

            The above transactions were effected in the open market.


           [The remainder of this page was intentionally left blank.]

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CUSIP NO. 693651101                  13D        Page 6 of 6
-------------------------------              -----------------------------------





            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 4, 2001

                                            LIONHEART GROUP, INC.


                                            By:  /s/ Duncan Soukup
                                                 --------------------
                                            Name:  Duncan Soukup
                                            Title:   President


                                                 /s/ Duncan Soukup
                                                 --------------------
                                                 Duncan Soukup